September 1, 2023

FILED AS CORRESPONDENCE

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0506

Re:	C.M. Life Insurance Company (“Depositor”)
and its C.M. Life Variable Life Separate Account I (“Registrant”)
Initial Registration Statement on Form N-6
Prospectus Title: Apex VUL®
File Nos. 333-274306, 811-09020

Dear Sir or Madam:

On behalf of the Depositor and the Registrant, I am submitting for filing, pursuant to Rule 485(a) under the Securities Act of 1933, the Initial Registration Statement on Form N-6 referenced above (“Apex CM”).

The Depositor and the Registrant respectfully request selective review of the Initial Registration Statement for Apex CM in accordance with Securities Act Release No. 6510 (Feb. 15, 1984). The prospectus, initial summary prospectus (“ISP”), and statement of additional information (“SAI”) for Apex CM are substantially similar to the prospectus, ISP, and SAI for another MassMutual variable life insurance product, Apex VUL® (Registration Statement No. 333-229670) (“Apex MM”).

In support of this request, the Depositor and Registrant note that the Staff reviewed the disclosures in the prospectus and SAI for Apex MM in the Initial Registration Statement on Form N-6 filed on February 14, 2019 (as amended by Pre-Effective Amendment No. 1 filed on September 6, 2019, Pre-Effective Amendment No. 2 filed on July 2, 2020, and Pre-Effective Amendment No. 3 filed on October 2, 2020) and declared effective on October 16, 2020. The Staff also reviewed the disclosures in the prospectus, ISP, and SAI for Apex MM in Post-Effective Amendment No. 1 to the Registration Statement on Form N-6 filed on January 26, 2021, which was filed to comply with SEC Rule 498A and became effective with Post-Effective Amendment No. 4 to the Registration Statement on Form N-6 filed on April 28, 2021. Subsequent post-effective amendments have been filed, the most recent being Post-Effective Amendment No. 6 to the Registration Statement on Form N-6 filed on April 25, 2023.

In the next few days, I will provide the Staff with a copy of the Apex CM prospectus, ISP, and SAI, each marked to indicate the differences between Apex CM and Apex MM.

The material differences are as follows:

1.	The new Apex CM policy will be issued by C.M. Life Insurance Company, while the Apex MM policy is issued by Massachusetts Mutual Life Insurance Company.
2.	The Separate Account for the new Apex CM policy will be C.M. Life Variable Life Separate Account I, while the Separate Account for the Apex MM policy is Massachusetts Mutual Variable Life Separate Account I.
3.	The new Apex CM policy will not be available for sale in California and New York. Changes were made to remove references to state variations for these states where applicable.

4.	The current and maximum Premium Expense Charge for the new Apex CM policy will be lower than the premium expense charge for the Apex MM policy.
5.	The current and maximum Surrender Charges for the new Apex CM policy will be higher than the Surrender Charges for the Apex MM policy.
6.	The current Insurance Charge for the new Apex CM policy will be higher than the current Insurance Charge for the Apex MM policy.
7.	The current Asset Charge for the new Apex CM policy will be lower than the current Asset Charge for the Apex MM policy.
8.	The current Face Amount Charge for the new Apex CM policy will be higher than the Face Amount Charge for the Apex MM policy.
9.	The Right to Return the Policy section of the statutory prospectus for the new Apex CM policy reflects updates to certain state free look periods.
10.	All references in the Suicide provision to “two years” will be replaced with “one year” for the state of Minnesota.
11.	The Substitute of Insured Rider is not available for the new Apex CM policy.
12.	For the new Apex CM policy, the conversion period under the Right to Convert to a Whole Life Insurance Policy Endorsement begins at a later date. Specifically, for the new Apex CM policy, the conversion period begins after the fifth Policy Anniversary and ends on the 15th Policy Anniversary or Attained Age 65, whichever is earlier (compared to Apex MM, in which the conversion period begins after the second Policy Anniversary and ends on the 10th Policy Anniversary or Attained Age 65, whichever is earlier). The endorsement is automatically included at the time the policy is issued for issue ages 59 and below (compared to issue ages 62 and below for the Apex MM policy).
13.	For the Apex CM policy, the time period to exchange the policy for a qualifying non-variable life insurance policy under the Adjustment to Surrender Charges Endorsement (for Internal Replacements) is during Policy Year 6 or later (compared to Policy Year 1 for the Apex MM policy).
14.	The Adjustment to Surrender Charges Endorsement is not available for the new Apex CM policies.
15.	Interest on loans for the new Apex CM policy is lower than the interest on loans for the Apex MM policy.
16.	The Cboe Vest US Large Cap 10% Buffer Strategies VI Fund will be available as an investment option for the Apex CM policy. Risk disclosure regarding defined outcome/buffer funds was added.

In addition to the above, certain additional stylistic, editorial, and updating changes (including to calculations and examples affected by the above changes) have been made to the Apex CM prospectuses.

Please contact me if you have any questions regarding this filing or if there is anything that I can do to facilitate your review of this filing. I may be reached at (860) 562-2455 or angelabrown@massmutual.com.

It is proposed that this Post-Effective Amendment become effective sixty days after filing pursuant to paragraph (a) of Rule 485.

Sincerely,

/s/ Angela N. Brown

Angela N. Brown

Lead Counsel, Life Insurance Product & Operations

for Massachusetts Mutual Life Insurance Company

Massachusetts Mutual Life Insurance Company (MassMutual), Springfield, MA 01111-0001, and its affiliated companies.